UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                               (Amendment No. __ )

                            British Energy Group PLC
                            ------------------------
                                (Name of Issuer)

                                 Ordinary Shares
                                 ---------------
                         (Title of Class of Securities)

                                    G1531P145
                                    ---------
                                 (See Item 2(e))
                                 (CUSIP Number)

                                January 17, 2005
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. G1531P145                    13G                    Page 2 of 10 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Duquesne Capital Management, L.L.C.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Pennsylvania
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             53,967,149
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            53,967,149

---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           53,967,149
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.6%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. G1531P145                    13G                    Page 3 of 10 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Stanley F. Druckenmiller
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             53,967,149
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            53,967,149

---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           53,967,149
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.6%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. G1531P145                    13G                    Page 4 of 10 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Windmill Master Fund L.P.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             35,153,665
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            35,153,665

---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           35,153,665
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.3%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

This statement on Schedule 13G is filed with respect to the Ordinary Shares (as defined in Item 2(d) below) of British Energy Group PLC, a United Kingdom public limited company.

Item 1(a):          Name of Issuer:
---------           --------------

     The name of the issuer is British Energy Group PLC (the "Company").

Item 1(b):          Address of Issuer's Principal Executive Offices:
---------           -----------------------------------------------

     The Company's principal executive office is located at 3 Redwood Crescent, Peel Park, East Kilbride G74 5PR, Scotland.

Item 2(a):          Name of Person Filing:
---------           ---------------------

     This Schedule 13G (this "Schedule 13G") with respect to the Ordinary Shares of the Company is filed by:

     1. Duquesne Capital Management, L.L.C., a Pennsylvania limited liability company ("Duquesne Capital"), which serves as the investment manager to Windmill Master Fund L.P., a Cayman Islands Exempted Limited Partnership ("Windmill") and several other investment funds (together with Windmill, the "Funds"), with respect to shares of Ordinary Shares directly beneficially owned by the Funds (the "Shares"); and

     2. Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller"), who serves as the managing member of Duquesne Capital, with respect to the Shares. Mr. Druckenmiller also serves as the managing member of Duquesne Holdings, LLC, a limited liability company organized under the laws of Anguilla, British West Indies ("Duquesne Holdings"), which acts as general partner to Windmill and certain of the other Funds, and which has the power to replace Duquesne Capital as investment manager of those Funds within 60 days or less; and

     3. Windmill, with respect to shares of Ordinary Shares directly held by it.

     Duquesne Capital may be deemed to beneficially own the Shares by virtue of its position as investment manager of the Funds. Mr. Druckenmiller may be deemed to beneficially own the Shares by virtue of his position as managing member of Duquesne Capital, and as managing member of Duquesne Holdings. Duquesne Capital, Mr. Druckenmiller and Windmill are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):          Address of Principal Business Office or, if None, Residence:
---------           -----------------------------------------------------------

     The address of the principal business office of Duquesne Capital and Mr. Druckenmiller is 40 West 57th Street, 25th Floor, New York, New York 10019. The address of the principal business office of Windmill is 2nd Floor, Harbour Centre, Georgetown, Grand Cayman, Cayman Islands.

Item 2(c):          Citizenship:
---------           -----------

     Duquesne Capital is organized under the laws of the Commonwealth of Pennsylvania. Mr. Druckenmiller is a citizen of the United States of America. Windmill is organized under the laws of the Cayman Islands.

Item 2(d):          Title of Class of Securities:
---------           ----------------------------

     Ordinary Shares ("Ordinary Shares")

Item 2(e):          CUSIP Number:
---------           ------------

     The Reporting Persons' understanding is that prior to the reorganization of the Company the Ordinary Shares corresponded to a CUSIP International Number System (or "CINS") number of G1531P145, which has been used in this Schedule 13G, and the corresponding American Depositary Receipts (or "ADRs") corresponded to a CUSIP Number of 110793403. The Reporting Persons do not have information as to whether this CINS Number or CUSIP Number is applicable at the present time, after the Company's reorganization.

Item 3:             If this statement is filed pursuant to Rules 13d-1(b) or
------              --------------------------------------------------------
                    13d-2(b) or (c), check whether the person filing is a:
                    -----------------------------------------------------

     (a)  [ ]  Broker or dealer registered under Section 15 of the Act,
     (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act,
     (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act,
     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,
     (e)  [ ]  Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
     (f)  [ ]  Employee Benefit Plan or Endowment Fund in accordance with 13d-1
               (b)(1)(ii)(F),
     (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
     (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
     (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
     (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:             Ownership:
------              ---------

A.   Duquesne Capital
     ----------------

         (a) Amount beneficially owned: 53,967,149.
     (b) Percent of class: 9.6%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total of 561,016,553 shares of Ordinary Shares issued and outstanding, as of January 20, 2005, as reflected in the Company's Report of Foreign Issuer on Form 6-K, filed on January 20, 2005.
     (c) Number of shares as to which such person has:
          (i) Sole power to vote or direct the vote: -0-
          (ii) Shared power to vote or direct the vote: 53,967,149
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv) Shared power to dispose or direct the disposition: 53,967,149

B.   Mr. Druckenmiller
     -----------------

     (a) Amount beneficially owned: 53,967,149
     (b) Percent of class: 9.6%.
     (c) Number of shares as to which such person has:
          (i) Sole power to vote or direct the vote: -0-
          (ii) Shared power to vote or direct the vote: 53,967,149
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv) Shared power to dispose or direct the disposition: 53,967,149

C.   Windmill
     --------

     (a) Amount beneficially owned: 35,153,665
     (b) Percent of class: 6.3%.
     (c) Number of shares as to which such person has:
          (i) Sole power to vote or direct the vote: -0-
          (ii) Shared power to vote or direct the vote: 35,153,665
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv) Shared power to dispose or direct the disposition: 35,153,665

Item 5:             Ownership of Five Percent or Less of a Class:
------              --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:             Ownership of More than Five Percent on Behalf of Another
------              --------------------------------------------------------
                    Person:
                    ------

     Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported in this Schedule 13G.

Item 7:             Identification and Classification of the Subsidiary Which
------              ---------------------------------------------------------
                    Acquired the Security Being Reported on by the Parent
                    -----------------------------------------------------
                    Holding Company:
                    ---------------

     Not applicable.

Item 8:             Identification and Classification of Members of the Group:
------              ---------------------------------------------------------

     Not applicable.

Item 9:             Notice of Dissolution of Group:
------              ------------------------------

     Not applicable.

Item 12:            Certification:
-------             -------------

     Each Reporting Person hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 27, 2005


                                        DUQUESNE CAPITAL MANAGEMENT, L.L.C.

                                        By: /s/ Gerald Kerner
                                            ------------------------------
                                            Name:  Gerald Kerner
                                            Title: Managing Director


                                        STANLEY F. DRUCKENMILLER

                                        By: /s/ Gerald Kerner
                                            ------------------------------
                                            Name:  Gerald Kerner
                                            Title: Attorney-in-Fact


                                        WINDMILL MASTER FUND L.P.

                                        By: Duquesne Capital Management, L.L.C.,
                                            its investment manager

                                        By: /s/ Gerald Kerner
                                            ------------------------------
                                            Name:  Gerald Kerner
                                            Title: Managing Director








    [SIGNATURE PAGE TO SCHEDULE 13G WITH RESPECT TO BRITISH ENERGY GROUP PLC]

                                  EXHIBIT INDEX
                                  -------------

Exhibit 99.1: Joint Filing Agreement, by and among Duquesne Capital Management, L.L.C., Stanley F. Druckenmiller and Windmill Master Fund L.P., dated January 27, 2005.

Exhibit 99.2: Power of Attorney granted by Mr. Stanley F. Druckenmiller in favor of Gerald Kerner and Joseph W. Haleski, dated April 24, 2002.